Filed by Duke Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                   Subject Company:  Duke Energy Holding Corp.
                                                Commission File No. 333-126318

                                Analyst Meeting
                              September 15, 2005

Julie Dill

Slide:  Title Slide

Good afternoon. For those of you here with us today - welcome to Charlotte - and for those of you joining by webcast - we're glad you could listen in. Our speakers for today's presentation are Paul Anderson, Chairman and CEO of Duke Energy Corporation, Jim Rogers, Chairman and CEO of Cinergy Corp, David Hauser, Group Vice President and Chief Financial Officer of Duke Energy Corporation and Tom O'Connor, Integration Executive at Duke Energy.


Slide:  Agenda

Noon                       Lunch
1:00 p.m.                  Overview                           Paul Anderson
1:30 p.m.                  Power Strategy                     Jim Rogers
2:30 p.m.                  Break
2:45 p.m.                  Financial Objectives               David Hauser
3:15 p.m.                  Integration Efforts                Tom O'Connor
3:45 p.m.                  Q & A
4:45 p.m.                  Adjourn

Slide:  Disclosure Statements

Before we begin with our prepared remarks let me read to you the Safe Harbor
Statements:

This presentation and our discussion today will include statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the securities laws, and include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

These factors are referred to in the written presentation and there are other factors that may affect the future results of Duke and Cinergy which are set forth in their respective filings with the Securities and Exchange Commission. The written presentation and such filings are available at Duke's website:
(www.duke-energy.com/investors) and Cinergy's website:
(www.cinergy.com/investors) and are filed with the SEC.

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures will be made available on Duke Energy's and Cinergy's investor relations websites at www.duke-energy.com and www.cinergy.com.

Following our prepared comments we will take questions from the folks in the room with us. Since this is being webcast, I will ask that you wait to ask your question until we can get a microphone to you. And our apologies to those of you joining us by phone as we will not be able to accommodate your questions today.

With that, I'll turn the presentation over to Paul Anderson.

Paul Anderson

Slide 2:  Back on Track

There is an old adage - to truly understand where you are going you must first remember where you've been. So if you will indulge me, I would like to begin by taking a quick look at what we have accomplished over the last couple of years. As many of you know, Duke Energy faced many challenges when I arrived at the end of 2003. We set out a clear plan to put these challenges behind us and moved quickly to achieve our goals. Today we can proudly say that Duke Energy is back on the right track.

We successfully completed a program to stabilize our business which included divesting non-strategic assets across several of our businesses. The proceeds from these asset sales coupled with solid business results were used to reduce debt and build a strong balance sheet. We successfully resolved a number of regulatory and legal issues facing the company which allowed management to focus on running our businesses more efficiently and looking for ways to grow earnings.

The team at DENA worked very hard to reduce the mark-to-market contract exposure from our disqualified hedges and these exposures were essentially mitigated by the end of 2004.

All of these actions resulted in maintaining our investment-grade credit ratings and our dividend. And we not only delivered on our earnings expectations, we exceeded them by a solid margin.

The Duke Energy team worked very hard and the results are clear. We began 2005 back in control of our destiny and set out to build on our strengths.

Slide 3:  Building on Our Strengths

The real strength of Duke Energy lies in its portfolio of assets that cannot be duplicated by anyone, anywhere, at any price. These businesses have been built over a long history and enjoy a market position that is unmatched in our industry. This is the real foundation of the company.

We have pipeline assets that deliver gas to the higher growth markets. Our joint venture in Field Services is the number one producer of natural gas liquids. Duke Power delivers power to our customers at rates which are 20% below the national average. And, our international business continues to improve returns and will have an outstanding 2005.

Yesterday, we made the announcement that we intend to exit the DENA business, except for the Midwest assets, over the next 12 months. The Midwest assets use the most efficient technology for gas-fired generation and will serve an important role in delivering power to the Midwest markets.

As I mentioned earlier, Duke Energy made a concerted effort to strengthen our balance sheet and maintain investment-grade credit ratings. We have a strong cash position and we have been busy finding ways to use that cash to enhance the overall value of the enterprise. You may have heard me say before that I don't like a lazy balance sheet.

We have the team to put our balance sheet to work, pursue the market opportunities that will grow this company and deliver shareholder value for the long term.

Let me assure you that it's not just the executive suite that gets the job done. We have a deep bench of talent throughout our organization and we will rely on their good ideas and desire to make Duke Energy an industry leader. You've met many of the business heads at Duke Energy but they are supported by outstanding teams who deliver results.

Duke Energy has a long history as portfolio managers. You've seen us buy and sell assets and businesses through a variety of business cycles. Actively managing this portfolio is part of our long-term strategy.

Slide 4:  Portfolio Strategy

Let me remind you what our strategy is. We will actively manage a portfolio of energy businesses and an affiliated real estate company to create superior value for our customers, employees, communities and investors through the production, conversion, delivery and sale of energy and energy services in the Americas. The strategy is specific in scope but flexible in execution.

This portfolio approach means we are constantly evaluating our asset positions with respect to market dynamics and long-term value. It's not what the assets or businesses are doing for you today but what their future holds and whether or not it ties in with the long-term vision and goals of the company.

Are market conditions favorable or unfavorable for future success? Does it fit into the long-term vision for the company? Does it provide long-term value for our shareholders? These are just a few of the questions we ask ourselves every day.

We have been buyers and sellers of assets and businesses in recent history. The past 18 months have been very focused on the sell side of the equation. We sold our Asia-Pacific business and divested underperforming and deferred merchant generation assets at DENA in 2004. Earlier this year, we sold our interest in TEPPCO and moved to a 50/50 partnership with ConocoPhillips in the Field Services business. And now we are preparing for the next major step in growing Duke Energy by combining with Cinergy.

This merger will build a strong electric business serving 3.7 million customers in five states. The combined electric businesses will be one of the largest in the country. This business coupled with our significant gas business will make Duke Energy a premier energy company with the ability to operate in both regulated and deregulated markets, and strategically positioned to serve growing infrastructure needs.

As we discussed yesterday, the Board of Directors has approved a plan to exit the merchant generation business other than the Midwest assets. Let me give a brief update to those of you who did not hear yesterday's call.

Slide 5:  Exiting DENA

Over the past eighteen months we have made incredible strides to make DENA profitable. We have cut the trading book by more than half and reduced our generation portfolio by over two-thirds. And as you know we have been resolutely exploring options to create a sustainable model for this business. The merger with Cinergy certainly helped us by dealing with a significant part of the portfolio - namely the Midwest assets.

In the West however, we've had difficulty finding a workable solution because of the size and complexity of the legacy positions in the trading book. And the Northeast assets, on their own, are simply too small from a `critical mass' standpoint to sustain. We believe we've explored all of the options currently available to us and concluded that achieving our objective of reaching breakeven EBIT by the end of 2006 is not realistic without taking on an extraordinary level of additional risk. Therefore, we think it is best, from a shareholder value standpoint, to exit the business.

We expect to fully exit the remaining business over the next 12 months and our Day 1 impact from an earnings standpoint will be a net charge of approximately $1.3 billion pre-tax, or about 88(cent) per basic share. This charge will be considered a special item for the quarter just like the gain of 59(cent) per basic share related to the sale of TEPPCO in the first quarter. Additionally, we will recognize a gain in the third quarter of approximately 39(cent) per basic share on the transfer of a 19.7% ownership interest in Duke Energy Field Services to ConocoPhillips which will also be considered a special item.

Overall, this decision provides several benefits to the company. It will result in improved ongoing earnings from our continuing operations in the future. Duke Capital's credit risk profile will also significantly benefit. Our long-term liquidity position will improve as we eliminate the current collateral position. And, we expect the net effect on cash to be positive.

Part of this decision also took into account whether we should simply build our unregulated business off of Cinergy's commercial platform or combine the two companies and then rationalize the operations. By choosing the former, we would be able to accelerate the synergies associated with this business prior to actually completing the merger. Tom will talk in more detail about this subject later this afternoon.

This is all we will cover on the DENA exit decision today. We have decided it's time to move on and put our efforts where they can provide more value for our shareholders. It's time for a fresh start and time to focus on those businesses that will be a part of Duke Energy's long-term strategy.

Slide 6:  Natural Gas Transmission (map)

Our pipeline system consists of over 17,500 miles of transmission pipelines in the U.S. and Canada. This transmission system is linked with over 250 Bcf of gas storage in both the supply area and the market area. We also serve 1.2 million retail customers through our Union Gas business in Ontario.

Our pipeline and storage assets are primarily concentrated in the east due to our roots in the Texas Eastern and Algonquin systems. In British Columbia, we own and operate some of the world's largest sour gas gathering and processing facilities and a strategically located pipeline. As part of the restructuring at Field Services, the joint venture recently transferred several gas processing assets in Alberta to the pipeline side of the business and ConocoPhillips transferred to DEGT its Empress system. We like our position in the west, and would like to grow it further.

One of the outstanding characteristics of the pipeline business is that our customer base continues to be willing to enter into long-term contracts. Our average contract life on the U.S. pipelines serving the Northeast is approximately 8 years. Gulfstream averages 20 years and Maritimes & Northeast 12 years. Our Western Canadian operations typically have a much shorter contract life, which is currently about 4 years.

Slide 7:  Natural Gas Businesses Are Positioned to Supply Increasing Demand

The gas transportation business continues to see steady demand growth in the Northeast as a result of load expansion at local distribution companies fed by new homes and conversions. And while we don't expect much new electric generation to be built, we do expect increased gas burn will occur at existing facilities over time.

Based on available forecast data, we expect demand in our key eastern markets to grow by 2 - 3% annually through 2010. Duke Energy's pipeline businesses have a market share in these regions ranging from 25 - 50%.

A cornerstone of our strategic position is our access to growing markets and expanding supply basins throughout North America. This "strength of geography" has been a key focus for the pipeline business over the last few years, and is enhanced by our significant natural gas storage position which provides system flexibility and reliability for our customers.

While there may be some opportunities for consolidation in the pipeline business, they certainly won't be as numerous as what we expect to see in the electric sector because a significant amount of consolidation has already occurred. Growth opportunities in this business are more organic.

You might recall we started talking about the opportunities we saw with LNG in mid-2004. In December, we had an investor chat which laid out our strategy with respect to LNG supplies and now we are beginning to see some activity that supports that strategy. We expect LNG to play a major role in the North American gas supply outlook. Globally, large stranded gas reserves and a continuous decline in LNG production costs favor an LNG solution. By 2015, LNG imports are expected to provide about 14% of gas supplies versus 2% today.

The introduction of LNG supply represents a fundamental change in how and where natural gas will be brought to the market, and that creates a clear opportunity for new infrastructure investment in the Northeast U.S., Southeast U.S. and Canadian Maritimes. To date, we have signed precedent agreements with two projects in the Canadian Maritimes and three projects on the Eastern seaboard. Our Algonquin system already has a working relationship with the Distrigas LNG facility near Boston. In fact, we've already seen an increase in volumes from that facility.

We believe natural gas storage will be key to managing LNG supplies. We will continue to expand our gas storage capabilities to handle these new volumes. Our current efforts are focused on expanding storage at our Dawn Hub, Egan, Accident and Saltville facilities.

In addition to adding LNG-related infrastructure, we are expanding in our higher growth southeast markets. We recently completed the Patriot extension on the East Tennessee system and are now looking at another expansion project in that region, Jewell Ridge. Our Western Canadian pipeline operations are also expanding to keep pace with local production increases in British Columbia. These assets have the added benefit of being well positioned to handle any Alaskan or McKenzie Delta gas supplies should these pipelines get built.

Over the next few years, our gas transmission business could spend over $1 billion to construct the facilities to provide the required services for these projects.

We've mentioned over the last few months that one of the growth opportunities we are evaluating is the formation of a Canadian Income Trust. The primary difference between these trusts and the MLP structure in the U.S. is that Canadian Income Trusts are not restricted in terms of lines of businesses that can be conducted through this vehicle. You'll recall that MLPs are restricted to energy creation or transportation. Trusts are for everything - from packaged foods to casinos.

Structurally, the manager or operator is not the owner of the general partnership but rather is an entity that has a management agreement with the Trust. Therefore, there is a different governance and fee structure than found in your typical MLP.

It's important to note that Canadian Income Trusts are a much larger component of the Canadian market than MLPs are in the U.S. We are looking at this option, as one of many, in more aggressively capitalizing our Canadian assets.

Slide 8:  Field Services (map)

All combined, our Field Services business has about 58,000 miles of pipeline and 57 processing plants, which produce about 370,000 barrels a day of NGLs.

We have the largest critical mass of assets in this sector and the most geographically diverse. On a producing region basis, we may not be the top processor in every region but we maintain a significant presence in all of the major producing regions.

The petrochemical and refining industries are by far the largest consumers of natural gas liquids. These two industries use about 75% of NGL supply. Residential and commercial consumers are the next largest group of end-users demanding about 15% of the supply.

Slide 9:  Natural Gas Businesses Are Positioned to Supply Increasing Demand

Field Services is the number one producer of natural gas liquids in North America and almost twice the size of its nearest competitor when measured by NGL production. About two million barrels a day of NGLs are produced by gas plants in the U.S., and Field Services has a 20-percent share of this market.

The gas processing business is considered a must-run industry. With demand for natural gas and NGLs growing steadily, our Field Services operation is poised to handle this growth through the optimization of the existing asset portfolio of processing plants and gathering systems.

Field Services also anticipates further growth and consolidation opportunities in the midstream sector and will look to add to their asset base as required to serve customers' needs. But as always, we will be very disciplined in our approach, ensuring this growth is profitable on a long-term basis.

You should also be aware that our 50% joint venture affiliate, Duke Energy Field Services, expects to file an S-1 to form a publicly held master limited partnership this week that will own and operate midstream energy assets. Once the S-1 is filed, you will be able to review the MLP's business strategies and competitive strengths.

Slide 10:  Merger with Cinergy

While Jim will cover the strategy for the electric side of the business I would like to review some highlights of the merger.

First, this combination will bring together two strong business operations. It will increase the already solid earnings and cash flow contribution from our regulated portfolio and is accretive to earnings. It will also provide some geographic diversity in terms of weather and customers to our earnings profile. Longer term, this transaction could allow us to modernize CG&E's fleet as environmental regulations become more stringent on coal plants.

Cinergy's unregulated generation portfolio, which is largely coal-fired, will gain fuel diversity when combined with DENA's Midwest generation assets, which are fueled by cleaner burning natural gas. Duke's combined cycle and peaking facilities will also enhance flexibility and reliability for the combined unregulated generation fleet.

By combining these two operations, we will be able to realize significant cost savings which will approach $300 million by the third year. Tom will provide more detail around the cost savings and the costs to achieve during his presentation.

This merger puts Duke Energy on a new path with respect to the power business. The successful integration of our two companies will provide the scalable platform needed to participate in future consolidation of the electric sector.

Slide 11:  Vision for the Future

2007 will be the first full year of operations after the merger closes and we expect to deliver ongoing earnings of $2 per diluted share that year. Using 2007 as a base, we anticipate ongoing earnings growth in the neighborhood of 4
- 6% on a diluted basis. David will talk about this in more detail, but yes, we will change to reporting earnings on a diluted basis in 2006.

The level of earnings growth from 2007 is supported by our existing businesses and the organic growth opportunities we see there. Obviously, depending on market opportunities that follow, this earnings growth could be increased.

This merger gives the power side of the business significant scope and scale. On a stand-alone basis, the power business would be the 4th largest in North America using an implied market capitalization. Our gas business already is the largest based on implied market cap. More importantly, this merger establishes a solid platform for future growth for both power and gas.

This future growth will be supported by a strong balance sheet, which gives us flexibility in choosing financing options that provide the greatest value, such as the Income Trust structure contemplated for our Canadian gas business.

The success of this merger will be critical in setting the stage to pursue these growth opportunities. This is the first step in creating an electric platform for the future and we have to get it right. We have an exceptional energy business and we're eager to take it to the next level.

Jim Rogers

Slide 12:  Title Slide

Before I move into the slides, let me provide some context for why we believe this combination holds such great strategic value for the stakeholders of both companies. The merger of Duke and Cinergy is occurring at a time of great uncertainty - but also great opportunity - in our industry.

Over the past decade, we've seen our industry make a strong move toward deregulated power markets. We've also seen unprecedented volatility in these markets. It has ushered in a "back to basics" movement in which dividend paying, regulated utilities came back into investor favor, and "pure merchant" players either substantially retooled their business model or disappeared from the scene altogether.

Today, the industry remains firmly entrenched somewhere between regulation and deregulation, with retail competition having essentially come to a halt but wholesale competition continuing to take incremental - albeit uneven - steps forward. Successful companies will be those that are well positioned to succeed in both regulated and competitive markets.

Other trends complicate this evolution of our nation's power markets. The inputs associated with the cost of generating electricity - natural gas, coal, and emission allowances -have all experienced huge cost increases in the past couple of years, and significant volatility in these inputs has become the norm, not the exception.

At the same time the price of coal and natural gas has been rising, the EPA has continued to tighten environmental restrictions on coal-fired generation. These restrictions have led utilities to spend, or to propose to spend, substantial capital to bring older coal units into compliance with the new regulations or to find technologically innovative solutions - such as IGCC - that use coal to produce electricity in more environmentally benign ways.

Similarly, a renewed focus on reliability after the blackout of August 2003 has led utilities to take a hard look at increased capital investment in an aging transmission and distribution infrastructure, and the telemetry that supports that infrastructure.

I believe this will be the landscape for our industry for the foreseeable future. It is a landscape with great opportunities for success for certain companies. In my view, the companies that succeed in this environment will be companies with large balance sheets; with good fuel diversity; with low cost operations and a solid track record of customer satisfaction; companies with strong management teams and a deep and talented bench; with superior regulatory expertise; and companies experienced in operating in both regulated and competitive power markets.

Ladies and gentlemen, the new Duke Energy WILL BE one of those companies! While both Duke and Cinergy are strong companies on a stand-alone basis, this transaction will substantially enhance our ability to be successful in dealing with the challenges I have outlined.

Slide 13:  Multi-regional Regulated Platform

We are bringing together two premier, franchised, electric utility platforms. Duke Energy and Cinergy are both experienced utility companies with longstanding records of supplying reliable service to their customers at costs below the national average. Both Cinergy and Duke Power have long traditions of providing exemplary customer service and have been nationally recognized for their excellence in this regard. This solid history of providing superior customer service will be enhanced as a result of the transaction. This will happen because we will combine the best practices of both companies to deliver the very highest level of service to our customers.

The combination will permit the elimination of duplicative functions and systems. The resulting cost efficiencies and economies of scale across the combined entity will ultimately yield benefits to our stakeholders. Pursuing the "best practices" from each company will enhance our combined operations.

We will own and operate a strong portfolio of utility businesses with 3.7 million retail electric customers and 500,000 retail gas customers in North Carolina, South Carolina, Ohio, Kentucky and Indiana. The retail electric businesses will have more than 26,000 megawatts of generation and broad operational experience. Greater customer diversity will result in reduced sensitivity to short-term business volatility arising from the economy, weather or other factors.

Both Duke Power and Cinergy view low rates and superior customer service as an investment in future constructive regulatory outcomes. The combined company will operate in five states that all have constructive regulatory frameworks. The two companies' will bring their combined regulatory expertise to bear in dealing with the complexities of regulation and the interplay of regulation and deregulation at state and federal levels.

Our larger, diversified regulated platform will present expanded reinvestment opportunities related to our future generation needs and modernization and expansion of our transmission and distribution systems.

We intend to provide superior operational efficiency, service and reliability. And, we will leverage the size and corresponding productivity improvements to the benefit of retail customers and shareholders. We will not compromise service or reliability.

Both Duke Power and Cinergy have deep, experienced, and committed management teams. I believe the combination of the people of these two companies will create tremendous value for all stakeholders in the future.

Our aspiration for this business is that it consistently ranks within the top decile for:

     1. low costs

     2. generation performance

     3. reliability, and

     4. customer satisfaction

We will continue to work with regulators to develop solutions that benefit both customers and shareholders, and we will work with the local communities as a partner in their economic development efforts.

Slide 14:  Combined Regulated Operations

In the Southeast, our regulated operations will include Duke Energy's franchised electric business unit - Duke Power. It generates, transmits, distributes and sells electricity in Piedmont and western North Carolina and upstate South Carolina.

In the Midwest, the regulated operations are conducted through:

PSI Energy, a vertically integrated and regulated electric utility that provides service in 69 of Indiana's 92 counties;

The Cincinnati Gas & Electric Company (or CG&E), a combination electric and gas Ohio public utility company that serves the metropolitan Cincinnati region. CG&E's generation is deregulated and is, therefore, not depicted on this slide.

Our other Midwestern utility is The Union Light, Heat and Power Company (ULH&P), a combination gas and electric utility serving northern Kentucky. ULH&P is about to become a vertically integrated company for the first time as a result of the transfer by CG&E to ULH&P of 1100 megawatts of generation, which we expect to finalize this year.

You can see the generation mix for both Cinergy and Duke on this slide, with the next slide presenting it on a combined basis.

Slide 15:  Balanced Regulated Generation Portfolio

With gas prices at historically-high levels, we're seeing firsthand the importance of having a diverse fuel mix. Diversification of generation will enable the consolidated company to avoid a disproportionate reliance on particular fuel types, and mitigates our exposure to the economic and environmental risks associated with each type of fuel.

The Duke-Cinergy combined fleet of over 26,000 megawatts, which will be 52% coal, 19% nuclear, 19% gas and oil, and 10% hydro, is very similar to the overall industry's total fuel mix. Coal remains the primary fuel source for electric generation in the U.S. The total cost of generating power using coal, including fuel and O&M, is significantly lower than natural gas. And, generally, the total costs for coal generation and nuclear generation are comparable.

In addition to fuel diversity, this mix of assets also provides dispatch and operating benefits that allow us to match the corresponding load requirements of our customers.

Slide 16:  Operating Performance of Combined Generation Fleet

Cinergy and Duke have been consistent performers when it comes to keeping O&M costs down. In 2003, Cinergy and Duke were both in the top 10 of lowest cost generators, placing first and ninth, respectively. Our combination will create tangible cost efficiencies and economies of scale across the combined entity. Pursuing sets of "best practices" learned over time from within each company will enhance our ability to further reduce costs.

Keep in mind that these costs reflect all types of generation. If we were to exclude Duke's nuclear non-fuel O&M costs, their average cost would drop to about $4 per megawatt hour.

Duke Power's non-fuel O&M and production costs for its seven nuclear units rank second best among nuclear operators. We are firm believers in the long-term busbar cost advantages offered by nuclear technology. Nuclear does not emit air pollutants or greenhouse gases, and we believe public support for nuclear generation is growing. We also think it's possible to satisfy the conditions for new nuclear construction in this country.

Slide 17:  Diverse Customer Base

Together, we sold over 127,000 gigawatts of power to our retail customers in 2004.

Within the combined company, the breakdown of our customers by class will continue to be approximately evenly split between Residential (33%), Commercial (30%) and Industrial (34%).

During this time of relative economic uncertainty, it is important to note that our industrial customers represent a diverse mix from primary industry to retail products.

Finally, while the economy has struggled over the last few years, we have seen consistent growth in our customer base and electric retail sales. We anticipate continued organic load growth on the order of 1.5 to 2% per annum over the next 5 years.

We believe our leadership in economic development will continue to play a key role in the organic growth of our service territories.

Slide 18:  Deliver Outstanding Customer Service

Both companies have been independently recognized for leadership with regards to the service provided to our customers. It is this type of consistent, outstanding performance that will enable the combined company to continue this culture of excellence.

As you can see, both companies' call centers have been certified by J.D. Power for providing outstanding customer service. Both companies scored well in the most recent J.D. Power's residential customer satisfaction survey. And we both do well with our manufacturing and institutional customers, with Duke being ranked 3rd and Cinergy being ranked 12th nationally out of 60 competitors in the Key Accounts National Benchmark.

In this industry, providing quality service to our customers MUST be a priority, as the results affect each one of our stakeholder groups.

Slide 19:  Provide Customers with Competitive Rates

Keeping costs down translates directly into lower rates for our customers. Across all customer classes, the rates charged by both Cinergy and Duke are below the national average. In our experience, low rates combined with high customer satisfaction lead to constructive regulatory outcomes.

Slide 20:  Investing in System Growth, Reliability and the Environment

Our combined rate base will total approximately $15.4 billion. Let me take a few moments to break that figure down so that you can see how we have arrived at this amount:

First, in the Carolinas, the calculated total rate base is approximately $9.5 billion. This is split by two-thirds in North Carolina ($6.27 billion) and by one-third in South Carolina ($3.23 billion).

For Ohio, electric transmission and distribution rate base, a total approximately $1.1 billion, including an existing authorized rate base of $808 million plus an additional $276 million for the proposed rate base additions under the pending electric distribution rate case.

For gas in Ohio, the current authorized rate base is just over $400 million.

In Indiana, we are authorized to receive recovery on over $3.6 billion in rate base.

Finally, in Kentucky, our combined electric and gas authorized transmission and distribution rate base, together with our pending gas distribution case and the transfer of the 1,100 megawatts of generation from CG&E to ULH&P at net book value, total almost $700 million.

Over the next three years, 2006 to 2008, we project that the combined companies will invest an additional $8.1 billion in its regulated operations. Keep in mind that almost 25% of this capex amount is related to environmental projects.

So you can see our regulated operations are strong businesses providing our retail customers with low-cost power and outstanding customer service and reliability. Now I'd like to turn your focus to the commercial side of the power business.

Slide 21:  Enhanced Flexibility for Midwest Commercial Fleet

The combination of these two commercial platforms integrates the assets of two organizations: Coal-fired, baseload generation and gas-fired, combined cycle and peaking generation. By doing so, we will significantly enhance our overall operating profile to more-efficiently match our capacity with a greater variety of market demands and we will achieve cost savings as we combine the separate generation assets into a larger portfolio.

The addition of DENA's generating plants in the Midwest will significantly modernize our existing commercial fleet. These assets will add 3,600 megawatts of practically-new capacity to our existing, albeit older, commercial plants in this region. Collectively, on an output-based weighted average, the age of these units will fall from 32 to 19 years.

We will also be well-positioned to succeed in the still-evolving competitive supply markets. The transaction will give the combined company significant generation assets that straddle the seam between PJM and MISO with pricing optionality in both energy markets. By doing so, we will be better able to benefit from future opportunities in restructured markets, specifically in Ohio upon expiration of the rate stabilization plan in December 2008.

Slide 22: Combined Commercial Portfolio Enhances Ability to Serve Competitive Markets

Because of the way in which it is stacked by generation type, with a large foundation of economical baseload and mid-merit coal generation coupled with smaller layers of flexible combined cycle and peaking capacity on top, I have taken to referring to this particular graphic, somewhat fittingly, as our "wedding cake."

Specifically, the portfolio will include 2,667 megawatts of baseload coal capacity, 939 megawatts of mid-merit coal, 2480 megawatts of combined-cycle-gas-turbine capacity and 1,500 megawatts of peaking capacity. This portfolio will afford us the ability to offer a broader array of shaped-load products within the competitive supply markets.

As you can see, the combination of DENA's gas-fired with Cinergy's coal-fired generation creates a complementary asset mix. The combination of these assets provides a number of important benefits.

First, it diversifies the combined commercial generation assets, with the corresponding benefits of owning generation with differing cost, operating and dispatch characteristics.

Second, this diversification of generation enables the consolidated company to avoid a disproportionate reliance on particular fuel types, and mitigates our exposure to economic and environmental risks associated with each type of fuel.

Third, consolidation of the ownership of generation located in the same region allows for more conventional types of savings resulting from the consolidation of operations and the elimination of duplicative functions.

Slide 23:  Commercial Fleet Positioned to Sell in Most-Developed Markets

As stated earlier, over the last ten years we have seen both the regulated model and the merchant model come in and out of favor. In my judgment, to be successful over the long-term, it will be important to have operations in both the regulated and competitive supply markets.

This transaction will enhance our ability to withstand the inevitable volatility of energy markets and persistent tightening of environmental regulations. The combined company will have a portfolio of regulated energy companies that will give it a strong base of reliable regulated earnings and a more stable balance sheet. However, it will also have the ability to take advantage of opportunities in the competitive supply markets. This flexibility will position us to deliver superior growth over time.

Geographically-speaking, our commercial plants are located in one of the nations' most active competitive-supply markets. To demonstrate the size of this opportunity, both of the RTOs that serve this region (PJM and MISO) are each more than twice the size of the California market.

Recently updated supply and demand forecasts indicate that the industry's excess capacity is slowly being worked off. Reserve margins have peaked and are presently in decline - to approximately 25% on a weather-normalized basis.

In addition, you can see that the Cinergy plants are clustered along the Ohio River, ensuring cost-effective and reliable access to eastern coal supplies.

Slide 24: Earnings Enhancement from Low-Risk Marketing and Trading Platform

Going forward, we view our marketing and trading operations as a vehicle for providing modest upside to our other businesses. We think these businesses are natural extensions of our low-cost Midwest commercial fleet and our physical gas delivery, transportation and storage activities.

Our marketing and trading operations will employ a conservative, low-risk focus. We will have narrow parameters for risk, offered products and committed capital. We will strive to achieve recurring earnings from these businesses over time.

Our focus will be strictly near-term. As it is with Cinergy today, in power trading, 97% of all contracts have a duration of less than one year; with 98% for gas trading. In fact, over 90% of Cinergy's power and gas transactions have terms of less than 6 months.

We also will have measures in place to monitor the credit quality of our trading counterparties. Today, 93% of Cinergy's trading portfolio exposure is with investment-grade entities.

Slide 25:  Strong Platform for Long-Term, Stable Earnings Growth

To tie this all together for you today, I'd like to leave you with 4 key points, all of which relate back to the concept of stable earnings growth over time:

First of all, the new company will be better positioned to grow organically through the combined strength of our diversified, franchised businesses.

Secondly, we will continue to grow our earnings through the investments that we plan to make in our combined operations. By doing so, we will be focused on system growth and reliability in the form of new generating capacity, environmental investment and the modernization of the delivery system.

The cost savings realized through the merger will be transparent and will accrue to both our customers and our shareholders. In addition, we fully expect to realize additional, ongoing cost savings from the institution of best practices going forward.

Finally, from a competitive supply standpoint, we will also reap the benefits of fuel, asset and geographic diversification. This will be especially important in the Midwest, where Duke's gas-fired generation will complement Cinergy's coal-fired generation. Our low-risk marketing and trading businesses will continue to contribute to earnings, year after year.

How does all of this tie together? Well, the bottom line is that this merger will result in a greater contribution of more stable earnings from the regulated businesses of the combined company, lowering the corporation's overall risk profile.

This additional scale and scope of both the electric and gas businesses and the substantial percentage of stable earnings will create the financial strength to participate in the continuing consolidation of the utility sector.

Slide 26:  Regulatory Approval Timeline

As many of you know, the teams from Cinergy and Duke have been working hard over the last couple of months preparing the various regulatory filings. So far, we have filed merger applications in all five State jurisdictions. We have filed our 203 application with FERC and filed our initial Joint Proxy with the SEC. And we have already received "early termination" under Hart-Scott-Rodino.

We expect that our special shareholder meetings will be held sometime in the fourth quarter.

We also expect to receive federal and state regulatory approvals in the first quarter of 2006.

All of which would put us in a position to close during the first half of the year.

David Hauser

Slide 28:  Duke Energy

I'd like to begin today with a look at Duke Energy's earnings profile before and after the merger. This first slide is Duke Energy's ongoing earnings profile for the full year 2005 and has been adjusted for the changes related to the DENA exit decision.

As expected you can see that our utility and pipeline businesses are the largest contributors of ongoing earnings before interest and taxes, or EBIT, at 38% and 36%, respectively. For our Franchised Electric business, we expect segment EBIT for 2005 to be at, or slightly below, 2004's reported EBIT. But, they remain on target to meet their segment EBIT growth of 0 to 2% for the 2005 to 2007 time period.

Natural Gas Transmission continues to expect its ongoing annual EBIT growth rate to be in the range of 3 - 5% for the 2005 to 2007 time period. The recent transfer of Field Services' Canadian assets and acquisition of the Empress system from ConocoPhillips will put us at the high end of this range for 2005.

The next single largest contributor is Field Services at 11%. We have split Field Services' contributions for the first half of the year - which was recorded as EBIT - from the second half of the year which will be recognized as equity earnings. Here you can see the contribution is 6% for EBIT in the first half of the year, or $295 million. Equity earnings will contribute about 5% for the second half, or approximately $200 million, which is net of interest expense. As we have explained, the change to equity earnings is due to moving to a 50/50 partnership.

Our international operations are expected to have an exceptional year as a result of foreign exchange and high commodity prices at National Methanol and will contribute about 8% to ongoing EBIT. Going forward, we expect DEI's business to normalize and grow at a compounded rate of 2-3% off of their 2004 base. Crescent Resources, our real estate business, is expected to deliver 2005 results, including any discontinued operations, that will be at or slightly higher than 2004, which was approximately $250 million, for a contribution of about 7% to EBIT.

We did not include Other EBIT in the pie chart because it primarily represents corporate overhead for the company but does include certain parent-level activities and some minor businesses such as DukeNet Communications and the wind-down of Duke/Fluor Daniel.

In addition, we anticipate including those DENA business activities that will not be transferred to discontinued operations in Other EBIT. We are still evaluating this but we will know whether these amounts remain as a business segment or can be reported in Other EBIT in time for third quarter earnings. These business activities include the Midwest assets, certain contracts and corporate allocations, and the remaining DETM business that has yet to be wound down.

As we have discussed during the last two quarters' earnings calls, we have put the mark-to-market fluctuations associated with the de-designated hedges at Field Service in Other EBIT for the remaining term of those contracts, which will be completed in 2006. Those that terminate in 2005 are considered special items and those that terminate in 2006 are included in ongoing earnings.

The hedging sensitivity is also unchanged for the last half of 2005. A 1(cent) per gallon move in NGLs equates to a $5 million move in equity earnings at Field Services, partially offset by approximately $4 million in Other EBIT for the last six months of 2005.

We expect Other EBIT now to be approximately $310 million in expenses, excluding the mark-to-market fluctuations related to the de-designated hedges.

The guidance for Other EBIT does not reflect any insurance impacts associated with Hurricane Katrina. We do not anticipate significant losses on our systems but we do not know the status of the other members in our energy industry mutuals.

Since we will not provide 2006 numbers until the end of the year, we will give you a full-year view for this year by combining our 2005 forecasts to get a sense of what the combined companies will look like.

Slide 29:  Duke Energy + Cinergy

As you can see, on a combined basis, the most notable changes in the profile are the contribution from the utility group which increased from 38% to 46% and the addition of Cinergy's commercial group which will contribute about 5% to combined ongoing EBIT.

The ongoing EBIT contribution from our combined gas businesses, the pipelines and gas processing, was reduced from a total of 47% to 38%; however, we see growth opportunities in the near term to be in these segments of our business. With the increased flexibility of our balance sheet, we should be able to take advantage of attractive market opportunities which will add to the earnings growth potential for each of our gas businesses.

Overall, Duke Energy's earnings profile will still be largely balanced between our North American gas and power businesses, which make up about 90% of our ongoing earnings.

It's not very meaningful for us to talk about our earnings expectations specifically for 2006 since it will be a hybrid year. However, current consensus street estimates for Duke for 2006 are $1.72. For Cinergy the street consensus is $2.97. If you were to pro-forma the numbers for the entire year with no synergy or purchase accounting adjustments, the addition of Cinergy to Duke would result in $1.77 earnings per share for the combined entity. Therefore, the merger is 5(cent) per share accretive before any synergies based on street estimates, and of course, as Paul mentioned earlier, we expect to deliver ongoing earnings of $2 per diluted share in 2007.

Slide 30:  Earnings Growth Drivers

As a result of the decision to exit the DENA business excluding the Midwest assets, we are adjusting our earnings per share target for incentive purposes. Our original target for 2005 was $1.60 per basic share. The revised incentive target for 2005 is now $1.65 per basic share. On a diluted basis, this would be $1.59 per share. As Paul mentioned earlier, we will be reporting EPS on a diluted basis beginning in 2006.

We are looking at ongoing EPS growth in the near term which takes us from the $1.59 per share target for 2005 to $2 per share estimated for 2007. Using these end points you can see that for this time period, we expect to have annual ongoing earnings per share growth of approximately 12%.

The primary factors for this accelerated growth should be no surprise. First, we are adding the earnings from Cinergy's businesses and recognizing a portion of the expected synergies in the first two years. Our existing businesses will also continue their plans to pursue organic growth opportunities. Our decision to exit the DENA business will reduce losses in the near term. The other major item contributing to this earnings growth will be the roll off of hedges related to our Field Services business, which will be completed in 2006.

With this in mind, we can clearly see our way to attaining the $2 per diluted share in 2007 and maintaining our financial strength to pursue future growth.

From that base, we expect long-term ongoing EPS growth of approximately 4 - 6% on an annual basis. We will continue to benefit from realizing additional synergies from the merger, but the biggest drivers for long-term earnings growth will be the continued growth of the regulated utility business and the expansion of our gas businesses.

Our ability to pursue these market opportunities will be enhanced by the added flexibility of a much stronger balance sheet.

Slide 31:  Cash Flow Outlook

Cash generation of the combined companies is very solid whether we look at funds from operations or EBITDA.

We have told you that our current target is an approximate 70% dividend payout ratio. This transaction and the associated dividend increase maintain that concept, so you can expect an average payout ratio of 70% going forward.

In the near term, we anticipate using a portion of our current cash position to meet our synergy targets with respect to the costs to achieve those targets. Tom will speak in more detail about this subject in just a moment.

The other large cash flow item is capital expenditures. Looking at preliminary capex forecasts for 2007, we expect to spend about $4.7 billion in total. About $2.1 billion of the total is categorized as maintenance capex and approximately $800 million is focused on environmental spending. The current forecast for expansion capital is approximately $1.8 billion. Our utility, pipeline and real estate businesses will be the primary users of expansion capex over the next few years. As you are well aware, the numbers I have just given you will go through extensive review before they actually become budgets and will no doubt change based on market opportunities.

Slide 32:  Financing Organizational Structure

In addition to the decision to exit the remaining DENA business, the merger with Cinergy also improves our overall risk profile. We will have a greater contribution to earnings and cash flows from regulated businesses and a significant portion of the merchant business at Cinergy is contracted.

Before I discuss the financing nodes, let me remind you that the new Duke Energy will be incorporated in Delaware. This should be viewed positively as Delaware's corporate laws are very well developed and considered to be strong in the governance area.

This slide illustrates the organization of the financing nodes under the new Duke Energy Corporation. As you can see, we are not expecting to issue new debt at the holding company level, but only at the subsidiary levels.

It's important to note that the debt to cap structures you see on this slide do not reflect any allocation of purchase accounting adjustments to Cinergy or its subsidiaries.

On a combined basis, the balance sheet will result in a debt to total capitalization of approximately 43% by 2007. This is a much lower debt percentage than the current capital structure at Duke Energy as we will be issuing approximately 310 million common shares at the time of closing with Cinergy. The FFO interest coverage of the new entity will be approximately 5.5 times which should result in strong investment grade credit ratings.

Below Duke Energy Corporation, you can see the first level of financing nodes
- at Duke Capital, Duke Power and Cinergy.

Under Duke Capital, you can see we will maintain pipeline financings at the appropriate level for regulatory purposes. Westcoast and Union Gas are currently the largest issuers under Duke Capital. We may also issue project-related debt at various subs under Duke Capital as appropriate.

On the electric side of the business, Duke Power will be a sub of Duke Energy Corporation. The ratings you see on this slide are the current credit ratings at Duke Energy. It bears repeating that it is Duke Energy's intent to remain obligated at the Duke Power level for the existing senior unsecured debt of Duke Power and for the servicing of this debt to occur at the Duke Power level.

Under the Cinergy node, we anticipate CG&E and PSI will continue to finance their operations at their respective legal entity level.

Each of these nodes is currently investment grade and, on a go-forward basis, we would look to improve or maintain our current credit ratings at these levels.

Slide 33:  Purchase Accounting

First of all, I would like to reiterate that there will be no change to Duke Energy's current valuations. Since Duke Energy is the acquirer, its balances will be carried over at historical costs.

Cinergy's generation assets and other non-regulated businesses will be affected by purchase accounting requirements. We do not intend to fair value Cinergy's regulated businesses, except for pension plans.

We estimate goodwill will increase by approximately $4.2 billion, as a result of the difference between the purchase price and the necessary purchase accounting adjustments.

Slide 34:  Finance Key Focuses

My first objective is to maintain the company's financial strength. As I mentioned before, our goal is to improve or maintain our investment-grade credit ratings. We will also maintain sufficient levels of liquidity to effectively manage our day-to-day operations and manage the balance sheet to maintain an appropriate level of "dry powder" to pursue growth opportunities as they arise.

Next, we must balance the needs of our businesses with the capital requirements of the corporation. We have strong cash flow generation from the majority of our businesses that can be used to invest in our business for future earnings growth or delivered directly to shareholders. It is our intent to do a combination of both. The level of capex or dividend growth will largely depend on future market opportunities.

Another focus for me will be to ensure the company is making good investment portfolio decisions. We have talked about how we plan to grow organically as well as pursue other growth opportunities. The finance organization will work with our businesses to make wise capital investments and will also evaluate new investments to determine the best financial structure to optimize the value of the combined portfolio for our shareholders.

Last but not least, we are working to streamline our financial systems. This effort was already underway before the merger announcement because Duke Energy's current financial systems vary significantly by business segment. Our goal is to have a one-company system. Now this effort is even more important as strong financial systems will be critical to supporting the scalable platform for future growth.

This scalable platform and a smooth integration process are the primary focuses for our next speaker, Tom O'Connor.

Tom O'Connor

Slide 35:  Title Slide

I appreciate this opportunity to share with you the details on how we will proceed with the integration of Duke and Cinergy and how we expect to deliver on our synergy targets.

Slide 36:  Integration Vision

Paul, Jim and David have spoken to you about the exciting vision for the new Duke Energy. So let me start by sharing with you our vision for the integration.

This integration is not simply about bringing together two companies, two sets of processes and systems, two organizations. As Jim emphasized in his remarks, both companies individually have a strong history of excellence in operations, a commitment to cost efficiency and are recognized leaders in customer service.

Yes, this integration is about improving in these areas and adopting the best of both or adopting a new way if better, but most importantly, this integration is about building a transformational platform. It is about simplifying, reducing and standardizing our systems and processes, and creating an organization which will in the near term assure that we achieve our synergy targets and in the long term provide a scalable platform to support future growth.

Slide 37:  Integration Objectives

We have set out several objectives for the integration to provide a clear challenge for those responsible for making it happen. If we are successful in achieving these objectives we will accomplish three goals:

     1. Rewarding shareholders

     2. Building the platform

     3. Strengthening the organization

Of course in pursuing these goals we will maintain the highest standards for reliability, customer service and competitive rates in keeping with the established standards of Duke and Cinergy.

Achieving the targets for cost savings and costs to achieve is of course first on our list of priorities. I will speak in more detail about our plans to deliver on this objective later on in the presentation, but three points are worth mentioning here.

     o The cost savings and cost-to-achieve targets are based on an informed and reasonable view of the businesses and we are confident that they can be achieved.

     o Our progress will be verifiable and transparent and we will be able to look back and measure our results.

     o We will use pressure on costs as a catalyst for change, forcing new ideas and new ways of doing business.

Another objective is to develop the scalable platform. You have heard this term throughout the presentation and will hear it often in our future discussions, so let me tell you what it means to us.

A scalable platform is a business model established on a foundation of cost efficiency and best practices, (i.e., a well-run business) but it is also modular in structure. As the portfolio evolves and businesses are added, they are readily absorbed by a flexible foundation of systems, processes and organization. There is no need to start over with each transaction.

There is no question, for example, about which IT infrastructure or which HR system will be used or how back office services will be provided. The base from which we will build is established. That is why it is imperative that we get it right in this integration - that we establish the foundation which positions us for further cost effective growth.

We also want to build a cohesive team to carry the new Duke Energy forward. Following the close of the merger, the focus will be on one company and one stock. We will use the integration as an opportunity to combine the best talent from both companies, creating one high performance organization with a common culture and common set of values.

During the integration effort we are challenging the teams to stretch their thinking about how business should be done to support our vision. Stretching for excellence means more than just achieving or even exceeding the synergies, it means identifying and adopting best practices from inside our industry as well as from other industries. It means looking very hard at efficient shared service models and outsourcing of highly transactional services where experienced and competitive service providers are available.

Our focus is on delivering Day 1 readiness and the teams are geared for speed. The sooner we achieve a cost saving, the more value created. The pace of integration will be coordinated to the pace of regulatory approvals so that the companies can operate as one after approvals are in hand.

Maintaining the ongoing business is also an important focus. It is imperative that we execute the integration while not distracting the organization from the work of delivering on our 2005 commitments.

Slide 38:  Integration Structure

We have put in place a separate organization structure for the integration to ensure high level executive involvement and clear accountability.

A Steering Committee co-chaired by Paul and Jim and including other senior executives is in place to provide overall direction for the integration. This group establishes policy and will approve key decisions such as benefits, compensation, information systems, and location of business activities. The Steering Committee advises the Board of Directors of the status of integration at each regular Board meeting.

As Integration Executive reporting to the Steering Committee, I have been charged with responsibility for the day to day management of the integration, ensuring that we achieve our targets, meet Day 1 readiness and build the platform. I have significant experience in this area through the Westcoast integration as well as efficiency initiatives at DEGT over the last few years.

Reporting to me are 8 Integration Leads which include an equal number of senior executives from both Duke and Cinergy. These executives are proven performers with years of broad based experience in the business and substantial credibility within the organization. Several have played key roles in previous integration and efficiency initiatives at both Duke and Cinergy.

The Integration Leads will guide and support the functional teams as they execute the work. The Leads will ensure that the teams drive toward our synergy targets, stay on track for Day 1 readiness, and employ stretch thinking around potential new ways of doing our business.

The project management office is supported by 2 Program Managers - one from Duke and one from Cinergy. The Program Managers provide resources to the teams, but most importantly, track budgets, commitments and schedules alerting me to any anomalies versus plan.

I am very pleased with the organization we have in place. This group is experienced, it is committed and it has really come together as a team which bodes well for a successful integration.

Slide 39:  Functional and Support Teams

Twenty-four functional teams have been commissioned to integrate the various corporate, regulated, and non-regulated parts of our business. These functional teams are focused on the specifics of the ongoing business; the staffing, the processes, identifying alternatives and meeting Day 1 requirements. The real work of integration and defining how the new company will achieve the vision happens within these functional teams.

The support teams in IT, HR and Finance focus on the issues common to the enterprise such as systems, platforms and HR policies while also providing technical support for the functional teams.

Each team is headed by a Team Lead from Duke or Cinergy. Team Leads have been selected based on experience, as well as willingness to challenge the norms and think outside the box. Accountability for delivering the targeted results on cost savings, cost to achieve and headcount in their area of responsibility rests with the Team Leads.

While there is a lot of detail on this slide, my main message is that we have the resources in place to deliver, the activities are organized, and all parts of the business will be reviewed.

Slide 40:  Integration Framework and Expectations

Since the merger announcement, the companies have been focused on developing the framework for a successful integration. We took a very deliberate approach in developing the team, creating the vision and setting the targets, establishing a clear blueprint and a solid foundation for the work to follow.

This morning we held a kickoff meeting here in Charlotte for the integration teams. Over 100 Duke and Cinergy team leads and their support groups are attending this meeting, and today begins the real work of integrating the two companies.

Over the next several weeks, during the analysis phase, the teams will build a fact base around the Duke and Cinergy functions identifying differences and commonalities and determining where potential improvements can be made. Potential new best practices and outsourcing opportunities will be identified at this time.

It is in the design phase that the new company will begin to emerge. During this period of the work, the integration teams will design organizations, select systems and processes, and layout the pathways to achieving the synergy targets.

Implementation will begin early in March of 2006 following approval of the major design features by the Steering Committee. Implementation will initially be focused on the key activities to deliver Day 1 readiness for April 1, while other activities not critical for Day 1 will necessarily be completed after that date.

The timeline is very doable and with oversight from the Integration Leads, we will track closely the progress of the teams.

The business model for the franchised electric companies is a key part of building the scalable platform. If we are going to "get it right" this business model must support the vision.

Slide 41:  Franchised Electric Business Model

Our current thinking for the franchised electric business model, shown here, has been provided to the integration teams as the concept for how we should operate. As we move through the integration process and the teams do their work, the model may change if we uncover better, more efficient ways of achieving our objectives.

The teams have been cautioned that this is not an organization chart. We would expect more information on high level organization charts to come forward around Thanksgiving.

Four key principles guided our work in designing the regulated electric business model:

First, we want to establish clear local accountability for delivering financial performance and preserving the local brand. Therefore we are proposing 3 utility CEOs for the Duke, PSI and CGE/ULHP businesses. These business unit CEOs operating from Charlotte, Cincinnati, and Plainfield will have accountability for profit and loss at these units by direct management of the revenue generating functions shown and matrixed responsibility for service functions including generation, transmission, distribution and customer service in their franchise area. Nuclear operations in the Carolinas would report to the Duke Power CEO.

Our second key principle was to create a sharp focus and clear accountability for establishing best practices and cost efficient operations in the areas of fossil/hydro generation, power and CG&E gas delivery and customer service field operations. Therefore, our business model would have these key parts of the business managed as an integrated function across the geography of companies. Reporting through a common COO, these functions will operate as service providers to the business unit CEOs, focusing on reliability, cost efficiency, and performance metrics.

Our third principle was to integrate common back office functions across the regulated and non-regulated generation fleet which we will accomplish through a generation fleet services function as shown on the next slide.

Slide 42:  Fleet Services

Generation fleet services is really a combination of several different back-office functions including engineering, project management, maintenance and other activities coordinated across the fleet and provided as a shared service. This model will allow us to establish common standards and work practices, efficiently source materials, coordinate outages and maintenance projects to more efficiently use our capital and human resources and better serve our customers. Commercial functions for the regulated and non-regulated fleet would be separate.

Our fourth principle was to establish a model which is scalable - a business framework which can be readily expanded if further consolidation of utilities were to occur. Clearly this model is modular and could easily absorb further additions to the portfolio.

The integration of the corporate center will primarily be a combination of the two existing operations with corporate functions located in Charlotte. Our objective here is to efficiently consolidate these areas consistent with good governance.

With yesterday's announcement on DENA and our intention to move forward using the Cinergy platform for the non-regulated gas marketing business, integration will focus primarily on folding this business into Duke and determining the various locations for operations. More will emerge on these decisions over the next few weeks.

Slide 43:  Cost Savings Distribution

On May 9, we showed this chart which presented our expectation that the combined operation would yield Year-3 cost savings of $400 million pre-tax before costs to achieve. As you may have seen in our most recent regulatory filings, our total savings expectation has been revised to $440 million, based on additional work completed since the merger announcement.

This amount includes $160 million of non-regulated cost savings, which due to the proposed actions with respect to DENA, will be accelerated and for the most part captured in discontinued operations.

The remaining savings, estimated at $280 million, is expected to come from the corporate area, shared service functions and the utility business. The majority of these savings, approximately $200 million, will come from corporate and shared services. Based on our current modeling, approximately 60% would be allocated to regulated operations, with the balance to unregulated operations. Savings at the utility are estimated at approximately $80 million.

As discussed in May, some level of sharing of the regulated portion of the savings between customers and shareholders is expected.

Let me now turn to the next slide where I can provide you with more detail on our savings and cost to achieve projection. Again I will focus only on the corporate, shared service, and utility areas.

Slide 44:  Merger Cost Savings and Distribution

Cost savings are expected to build from $170 million in year 1 to a run rate of $280 million by Year 3. Year 4 and 5 increases primarily reflect inflation. Cost savings reflect the sum of projected O&M reductions as well as an appropriate capital carrying charge for estimated savings which would normally be capitalized. Projected 5-year gross savings are approximately $1.3 billion, with total net savings of $655 million.

Our cost to achieve is currently estimated at $675 million. Costs to achieve have been revised from the May 9th presentation to reflect updated information consistent with our regulatory filings and to remove the costs to achieve related to DENA. Costs to achieve include employee-related costs such as separation, retention, and relocation; system integration costs (primarily
IT); and merger execution costs which include regulatory processing, integration and transaction related charges. Approximately 80% of the cost to achieve will be incurred within the first two years after we close the transaction. We are currently estimating that 60% of these costs should be capitalized.

The pie chart provides detail on where we expect savings to originate. 38% of our projected cost savings will come from reductions in staffing associated with combining the corporate, shared service, and the franchised electric groups. We have targeted a headcount reduction of approximately 1,000 from these areas.

28% of projected savings will come from A&G and corporate programs. This category includes items such as overheads and facilities savings associated with a reduced employee population and expected efficiencies in spending for benefits administration, insurance and professional services.

Projected savings on information technology constitute 17% of the overall savings and result from elimination of duplicate systems, migration to common platforms, consolidation of data centers and work station savings from a smaller employee base. Currently, the combined companies spend over $200 million per year in this category operating individual systems. Substantial savings are derived from a common approach of a bigger company.

The supply chain category includes savings from contract services and materials and supplies. Combined, the companies spend over $1.2 billion per year in contract services and over $500 million per year on materials and supplies for generation, transmission and distribution. Our savings expectation of 2 - 5% in these categories is based on economies of scale, moving to common standards, improved sourcing and vendor consolidation.

A question, which always arises from mergers such as Duke and Cinergy, is can the projected synergies be realized. I want to assure you that we have done substantial work to define cost savings opportunities, and we are confident that the savings presented are achievable. Our estimates reflect not only our own view, but are consistent with what other companies have experienced. You should be aware that substantial stretch goals have been assigned to the teams to beat savings and cost-to-achieve targets, and our intent is to bake the targeted performance into operating budgets beginning in 2006.

Transparency around savings and cost to achieve is important, therefore we have designed a tool which allows us to closely track our performance and provide the Steering Committee with up-to-date information on progress towards our goals.

Slide 45:  Enterprise-Wide Status Tracking

The tracking tool shown here is one that we developed during the successful integration of Westcoast during 2001-2002. It will form the basis of how we provide internal tracking for the Duke/Cinergy integration. The tool is simple in its application yet provides all the information needed to assess the progress toward the integration objective. It provides functional area, targets in both dollar values and headcount and in subsequent screens, progress toward the objectives. Importantly, it clearly defines accountability. With this tool, management can clearly see performance versus target, and through a rollup, an overall picture of integration progress.

Slide 46:  Measuring Integration Success

Typically, there have been two main measures of integration success: deliver on Day 1 readiness and achieve the targeted synergies. While we continue to anticipate a closing in the first half of 2006, I am targeting Day 1 readiness for April 1st, which provides us with substantial flexibility around the timing of regulatory approvals. I have no doubt we will be ready on Day 1.

There is always a healthy skepticism about the ability of merging companies to achieve savings targets. However, this integration is clear in its objectives; it is well organized with a commitment of senior talent from both companies; these are people who have been through integrations and efficiency initiatives before; the teams will be challenged with stretch goals which exceed the target synergy levels; and the accountability for delivering these results is clear. Both Duke and Cinergy are very focused on delivering the results from this merger and we will provide you with quarterly updates on our progress.

In addition to these two key metrics, we will measure our success in terms of establishing the scalable platform and moving forward with a high performance organization. Success in each of these areas will position Duke for the long term and it is important that we get it right.

Paul Anderson

Slide 48:  We Will Provide Our Shareholders With...

The new Duke Energy will be prepared on Day 1 to deliver solid earnings and will be committed to the company's vision. The larger regulated earnings profile will provide earnings stability and strong cash flows, which will give us the ability to deliver shareholder value in terms of business growth and dividend growth.

The first full year of operations in 2007 is expected to deliver ongoing earnings of $2 per diluted share and from this base we will grow, on average, 4 - 6% annually.

You will recall that my compensation is entirely stock-based and none of that stock can be sold before 2007. When Jim becomes CEO of the new Duke Energy, he will also have a compensation package that is all stock-based. We will both be totally aligned with our long-term investors.

Our promise to you, our investors, is this - we will grow our businesses in a disciplined manner and deliver long-term value to our shareholders in the form of increased earnings and dividend growth.

                                      ###

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.